Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to all Adobe Systems Incorporated sales employees on April 18, 2005:

Adobe

        The announcement regarding Adobe's acquisition of Macromedia is very exciting. It significantly accelerates our strategy to offer our customers full, integrated solutions for the next generation communication and integration.

        The acquisition, which is expected to close the fourth quarter calendar year 2005, is subject to customary closing conditions, including approval by the stockholders of both companies and regulatory approvals.

        Until this transaction is closed, Adobe and Macromedia remain independent companies and need to continue to operate their respective businesses as usual. Please do not, under any circumstances, contact your Macromedia equivalent to begin customer strategizing, or have any discussions with your customers about the combination of products and solutions.

        If you or your customers have any questions, please refer to the FAQ available on InField and adobe.com.

Thank you,
Shantanu

        Adobe's required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.